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ASSOCIÉS

PIERRE SERVAN-SCHREIBER
EDEN QUAINTON
CHRISTOPHER L. BAKER

COUNSEL

PASCAL BINE
LAURENCE MITROVIC

N°. DE VEST

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August 26, 2002

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

RE: File No. 82-3706

Dear Sirs:

Enclosed please find a statement of the Company's consolidated revenues for the second trimester of 2002. The statement indicates that, at its current scope of consolidation, the Company's consolidated revenues reached €4.58 billion as compared with €4.93 billion for the comparable period in 2001. For the activities of Schneider Electric Industries AS.A. (Merlin Gerin, Telemecanique, Square D, Modicon), the decline in revenues at constant exchange rates and a constant scope of consolidation was 8.4%.

At a comparable scope of consolidation, the Company's revenues from activities outside of France declined to 84.9% of the Company's consolidated revenues, from 85.2% of such consolidated revenues for the comparable period in 2001.

Yours sincerely,

Eden Quainton

dlw 9/6

Enc.

Schneider Electric

SCHNEIDER ELECTRIC SA
Société Anonyme au Capital de 1 922 080 232 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 67
APE 741 J

CHIFFRE D'AFFAIRES CONSOLIDE POUR LE SECOND TRIMESTRE 2002
(en millions d'euros)

	2002	**2001** (à périmètre comparable)	**2001**
Premier trimestre	2 247	2 452	2 417
Deuxième trimestre	2 329	2 541	2 516
Total	4 576	4 993	4 933
dont réalisé à l'étranger	*3 897*	*4 251*	*4 191*

A périmètre courant, le chiffre d'affaires consolidé de SCHNEIDER ELECTRIC SA s'est élevé pour le 2ème Trimestre 2002, à 4,58 milliards d'euros contre 4,93 milliards d'euros pour la même période de 2001. Pour les activités de SCHNEIDER ELECTRIC INDUSTRIES S.A. (Merlin Gerin, Telemecanique, Square D, Modicon), la dimunution à périmètre et taux de change constants est de – 8,4%.

A structure comparable, le chiffre d'affaires consolidé réalisé à l'étranger passe de 84,9 % du chiffre d'affaires total pour le 2ème Trimestre 2001 à 85,2 % pour la même période en 2002.

ooOoo